UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2005

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___________________

NEWS RELEASE

CRYOPAK ANNOUNCES FIRST CLOSING OF PRIVATE PLACEMENT

Vancouver, B.C. – April 8, 2005 – Cryopak Industries Inc. (TSX-V: CYK) is pleased to announce that it has completed the closing of the first tranche of its previously announced private placement and has raised gross proceeds of $1,284,000.  Under the private placement, Cryopak has issued Secured Subordinate Convertible Debentures (the “Debentures”).  The Debentures and common shares issuable upon their conversion are subject to a four-month hold period which will expire on August 7, 2005.

Cryopak anticipates completing a second closing shortly for the balance of this financing.

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions.  Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies.  In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs.  These products are marketed under such popular brand names as Ice-Pak(TM), Flexible Ice(TM) Blanket, Simply Cozy(R), and Flex Pak(TM).  In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals.  Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.  Our shares are listed on the TSX Venture Exchange under the symbol CYK.  For more information about our Company, please visit our website address at:  www.cryopak.com or call 1.800.667.2532.

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995).  Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT

Cryopak Industries Inc.
Martin Carsky
President and CEO
1-800-667-2532
Website:  www.cryopak.com